Exhibit 99.1

Second Tranche of Ballard-Powered Fuel Cell Buses Commissioned in China

VANCOUVER and YUNFU, China, Oct. 18, 2016 /CNW/ - Ballard Power Systems (NASDAQ: BLDP; TSX: BLD) today announced the commissioning and deployment of 10 fuel cell-powered buses in the City of Yunfu, in the Province of Guangdong, China. The unveiling took place at a ceremony held at the Foshan (Yunfu) Industrial Transfer Park, Sinao Town, Yunfu City in Guangdong Province. The ceremony was attended by Mayor of Yunfu, Mr. Wang Sheng, and Vice-Mayor of Yunfu, Mr. Xu Guo.

Today's announcement follows last month's commissioning and deployment of an initial 12 fuel cell-powered buses in the District of Sanshui, in the City of Foshan. This brings the total number of buses deployed since the initial tranche to 22, as part of the Chinese Government's plan to address air quality in urban centers through zero tailpipe emission mass transit solutions. As Ballard announced in a September 2015 press release, 300 fuel cell buses are currently planned to be deployed in the Cities of Foshan and Yunfu.

The new fuel cell buses in the City of Yunfu are 11 meters in length and feature advanced safety systems, 80 person capacity, anticipated driving range in excess of 300 kilometers, expected hydrogen gas consumption of less than 6.5 kilograms per 100 kilometers, zero tailpipe emissions and remote monitoring. Unlike many battery electric bus routes, the transit route in Yunfu will not require any catenary wires or on-route recharging.

Randy MacEwen, Ballard's President & CEO said, "Congratulations to the City of Yunfu and the Province of Guangdong on the successful launch of the second tranche of clean energy fuel cell buses. This deployment of 10 buses in Yunfu comes rapidly on the heels of the 12-bus deployment in Foshan last month. Together these are the largest deployments of zero-emission fuel cell buses in China's history, but represent just the beginning of market adoption. Ballard has unmatched global experience providing fuel cell engines for transit buses. With our strong local partners, we are well positioned to address this large, fast-growing and dynamic market opportunity in China."

About Ballard Power Systems
Ballard Power Systems (NASDAQ: BLDP; TSX: BLD) provides clean energy products that reduce customer costs and risks, and helps customers solve difficult technical and business challenges in their fuel cell programs. To learn more about Ballard, please visit www.ballard.com.

This release contains forward-looking statements concerning market demand for our products. These forward-looking statements reflect Ballard's current expectations as contemplated under section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Any such forward-looking statements are based on Ballard's assumptions relating to its financial forecasts and expectations regarding its product development efforts, manufacturing capacity, and market demand.

These statements involve risks and uncertainties that may cause Ballard's actual results to be materially different, including general economic and regulatory changes, detrimental reliance on third parties, successfully achieving our business plans and achieving and sustaining profitability. For a detailed discussion of these and other risk factors that could affect Ballard's future performance, please refer to Ballard's most recent Annual Information Form. Readers should not place undue reliance on Ballard's forward-looking statements and Ballard assumes no obligation to update or release any revisions to these forward looking statements, other than as required under applicable legislation.

This press release does not constitute an offer to sell or the solicitation of an offer to buy securities.  The Ballard Common Shares have not been registered under the United States Securities Act of 1933, as amended, or the securities laws of any other jurisdiction and may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements.

SOURCE Ballard Power Systems Inc.

Image with caption: "A portion of the new Yunfu fuel cell bus fleet (CNW Group/Ballard Power Systems Inc.)". Image available at: http://photos.newswire.ca/images/download/20161018_C5021_PHOTO_EN_798776.jpg

%CIK: 0001453015

For further information: Guy McAree +1.604.412.7919, media@ballard.com or investors@ballard.com

CO: Ballard Power Systems Inc.

CNW 17:10e 18-OCT-16